

December 19, 2017

Robert G. Weinrich
Interim Chief Financial Officer and Secretary
BG Staffing, Inc.
5850 Granite Parkway, Suite 730
Plano, Texas 75024

      Re: BG Staffing, Inc.
            Registration Statement on Form S-3
            Filed December 14, 2017
            File No. 333-222058

Dear Mr. Weinrich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

                                    Division of Corporation Finance
                                    Office of Telecommunications

cc: Glen Hettinger